Williams Schifino Mangione & Steady P.A.
                    One Tampa City Center, Suite 3200
                            Tampa, FL  33602



                           September 15, 2008


William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:     Food Technology Service, Inc.  -  File No.  0-19047
        Form 10-KSB for the Year Ended December 31, 2007

Dear Mr. Thompson:

On behalf of Food Technology Service, Inc. (the "Company"), we acknowledge the Company's receipt of your letter dated August 29, 2008 (the "Comment Letter") following the filing of Amendment No. 2 ("Amendment No. 2") to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2007 (hereinafter, the "Annual Report"), which report was filed with the Securities and Exchange Commission (the "Commission") on March 31, 2008. The Company has carefully reviewed the Comment Letter and the documents therein cited, and submits the following response, with which we concur.

Background

Rules 13a-15(c) and 15d-15(c), promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act", and said rules hereinafter referred to as, the "ICFR Rules") require: (i) an evaluation of the efficacy of the Company's internal control over financial reporting ("ICFR") as of the end of each fiscal year (the "Evaluation"), and (ii) the inclusion of a report by the Company's management in the Annual Report with regard to the results of such Evaluation ("Management's Report"). The Company, however, inadvertently omitted Management's Report in its Annual Report, as originally filed. However, once said omission was brought to the Company's attention by the staff, the Company filed Management's Report by amendment ("Amendment No. 1", and collectively, with Amendment No. 2, the "Amendments").

Despite the corrected disclosure by the Company in its Amendments to the Annual Report, the staff has persisted in its initial comment suggesting that the Company (i) change its conclusion regarding the adequacy of its ICFR system, and
(ii) revise Management's Report and the Annual Report accordingly, in order to disclose that the Company's ICFR system was not effective as of the end of the fiscal year covered by the Annual Report. Apparently, the staff is taking a line-in-the-sand position that the omission of Management Report from the Annual Report ipso facto rendered the Company's ICFR system ineffective.

The Company adamantly defends the efficacy of its ICFR system, and respectfully disagrees with the staff's position that the initial omission of Management's Report in the Company's Annual Report in-and-of-itself negates the capability of the Company's ICFR system to produce the desired result, i.e., the reporting of reliable financial information. We concur with the Company's position and provide this correspondence in support thereof.

History of the Company's Reporting

The Company's financial reporting and the preparation of its financial statements have been thoroughly reliable over the course of its extensive reporting history, which lends support to the Company's current conclusion that its ICFR system was effective as of the conclusion of the fiscal year ended December 31, 2007. In this regard, not only was the Company's most recent Annual Report timely filed, the Company has a perfect record of having filed all of its Exchange Act reports in a timely fashion, never having so much as requested a single extension to file late, since the Company became an Exchange Act reporting company back in 1991.

Furthermore, in over fifteen (15) years as an Exchange Act reporting company, the Company's financial statements, to its knowledge, have never contained a material misstatement. In this regard, the staff has not requested an amendment to the Company's most recent financial statements included in the Annual Report. Moreover, to the best recollection of the Company (and that of its accountants and legal counsel), the staff of the Commission has only once required the Company to amend its financial statements or other financial disclosures contained in an Exchange Act report, which amendment consisted of the addition of two sentences to a Note to the financial statements for the fiscal year ended December 31, 2005. The Company has never discovered, on its own or through its legal and or financial advisors, any material misstatement necessitating a restatement of its financial statements or other financial information included in any Exchange Act report.

Commission's Interpretive Guidance

The relationship between the disclosure of Management's Report in the Annual Report, and the efficacy of the Company's ICFR system and/or the veracity of its financial statements, is not a strictly causal relationship, and a fair reading of the Commission's own statements regarding such, as cited below, do not warrant the finding of such causal relationship. In this regard, your attention is directed to the following, where the Commission expressly stated that the purpose of an ICFR system is to provide the public with:

     "... reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles...."

See, Securities and Exchange Commission Release No. 33-8810 (hereinafter, the "Interpretive Guidance").

Further, the Commission stated in said Interpretive Guidance that the first of the two broad bases, around which the entire Interpretive Guidance is crafted, is the principal that:

     "... management should evaluate whether it has implemented controls that adequately address the risk that material misstatements of the financial statements would not be prevented or detected in a timely manner."

In addition, the Commission stated that the following should serve as the basis for conducting an Evaluation of any ICFR system:

     "... identification of risks that are reasonably likely to result in a material misstatement of the company's financial statements...."

See, Securities and Exchange Commission Release No. 33-8809 ("Release No. 33-8809").

As the Commission specifically addresses in the releases cited above, the principal purpose for requiring (i) that an ICFR system be in place, and (ii) that annual Evaluations thereof be conducted, is to ensure the reliability of the preparation and reporting of financial statements, through an adequate system for the detection and prevention of material misstatements. Given such purposes and aims, it does not necessarily follow (absent some other showing of unreliability) that the mere inadvertent omission of Management's Report automatically renders the Company's ICFR system incapable of adequately detecting and preventing material misstatements of its financial statements; and the Company's extensive and impressive reporting history bears evidence to the contrary.

Request for Reconsideration

The Company's ICFR system has long been, and the Company hereby reiterates its conclusion that said controls remain effective as of the end of the fiscal year covered by the Annual Report. The Company believes that the further amendment of its Annual Report, to profess a different conclusion, would not only be materially false, but also materially misleading and reasonably likely to have a negative impact on share value, to the detriment of the Company's shareholders. The Company hereby respectfully requests the staff's reconsideration thereof.



                              Very truly yours,
                              /s/  Lina Angelici
                              ----------------------
                              Lina Angelici

LA/mm

cc:     Richard G. Hunter, Ph.D.
        William J. Schifino, Esq.